EXPENSE LIMIT AGREEMENT

     Expense Limit Agreement made as of August 1, 2006 and as revised on December 1, 2014 between Pioneer Investment Management, Inc. ("PIM") and Pioneer Variable Contracts Trust (the "Trust") with respect to the Trust's series of shares of beneficial interest listed on Appendix I hereto (each a "Portfolio").
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     Whereas PIM wishes to reduce the expenses of each Portfolio; and

     Whereas the Trust wishes to have PIM enter into such an agreement.

     Now therefore the parties agree as follows:

     SECTION 1. PIM agrees to limit each Portfolio's expenses (the "Expense Limitation") by waiving PIM's fees and/or reimbursing the Portfolio for the Portfolio's ordinary operating expenses so that the total expenses of the Portfolio (other than extraordinary expenses, such as litigation, taxes, brokerage commissions, etc.) with respect to Class I or Class II shares, as designated in Appendix I, do not exceed the percentage of average daily net
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assets attributable to Class I or Class II shares, as specified in Appendix I,
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on an annual basis. PIM also agrees to waive its fees and/or reimburse the fund-wide expenses attributable to any other authorized class of a Portfolio's shares to the same extent that such expenses are reduced for that Portfolio's Class I or Class II shares, as the case may be. In no event, shall Pioneer Funds Distributor, Inc. be required to waive or PIM reimburse any fees payable under the Trust's Rule 12b-1 Plan.

     SECTION 2. PIM may terminate or modify the Expense Limitation only in accordance with this Agreement. PIM agrees that the Expense Limitation shall not be modified or terminated during the remainder of the fiscal year in which this Agreement or any predecessor Agreement is executed. PIM shall be entitled to modify or terminate the Expense Limitation with respect to any fiscal year that commences subsequent to the date this Agreement is executed if, but only if, PIM elects to modify or terminate the Expense Limitation with respect to such subsequent fiscal year and such election is made prior to the effective date of the Trust's post-effective amendment to its Registration Statement on Form N-1A to incorporate the Portfolios' financial statements; provided that this Agreement shall remain in effect at all times with respect to a Portfolio until the Portfolio's then current prospectus is amended or supplemented to reflect the termination or modification of this Agreement. The election by PIM referred to in the preceding sentence shall not be subject to the approval of the Trust or its Board of Trustees, but PIM shall notify the Board of Trustees in advance of the termination or modification of the Expense Limitation.

     SECTION 3. This Agreement shall be governed by the laws of the State of Delaware.


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In witness whereof, the parties hereto have caused this Agreement to be signed as of the 1st day of December, 2014.


PIONEER VARIABLE CONTRACTS TRUST


By:     /s/ Lisa M. Jones
        ----------------------
            Lisa M. Jones
Title:      President


PIONEER INVESTMENT MANAGEMENT, INC.


By:     /s/ Gregg M. Dooling
        -------------------
Name:       Gregg M. Dooling
Title:      Chief Financial Officer


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                                   APPENDIX I
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EFFECTIVE AS OF DECEMBER 1, 2014:

         PORTFOLIO                      CLASS             EXPENSE LIMITATION
         ---------                      -----             ------------------
Pioneer Bond VCT Portfolio             Class I           0.62% until 05/01/16
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Pioneer Disciplined Value VCT          Class II          1.00% until 05/01/16
Portfolio
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